U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                Table Trac, Inc.
                 (Name of Small Business Issuer in its charter)



         Nevada                                       88-0336568
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


4200 Kemrich
Minnetonka, Minnesota                                                 55345
(Address of principal executive office)                               (Zip Code)

Issuer's telephone number (612) 939-9679


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL:

         Table Trac, Inc. (the "Company") is a Nevada Corporation, formed on June 27, 1995, with principal offices in Minnetonka, Minnesota, at 4200 Kemrich. The Company has developed and is commencing the commercialization of a proprietary information and management system (Table Trac(TM)) that automates and monitors the operations of casino table games. The general intent of Table Trac is a system to acquire, evaluate, and provide immediate access to a new level of detailed information which has never been available to managers before now.

         Until 1988 there were only two states that allowed legalized gambling. In 1998 casino gambling is allowed in over 20 states, and large public corporations manage most of the industry. Legalized gambling in the United States has taken over as the top revenue earner for all forms of entertainment.

         Most departments in the casino industry are already computerized. The missing link is the table games. Casinos are still using methods for the confirmation of table game activity that were used over 50 years ago, methods which only loosely tie manager's estimates to the actual table cash count. This method can not assure that every drop box dollar is actually counted, or makes it to the casino's bank account. In today's business world, from the largest corporation to the local convenience store, all cash transactions are recorded and verified to the cash count. The Table Trac system brings the casino industry up to today's computer technology.

         The great majority of table games managers were trained in Atlantic City and Nevada, using "up through the ranks" and "on the job" training methods. With more casinos opening every week, the need for quality managers and executives are at an all time high, and, as a result, those managers have been spread thinly across the nation. The technology of Table Trac helps fill this void by automating the business side of table games management.

         Table Trac was created to provide casino management personnel with ongoing, comprehensive information about the details of table game activity. This information, presented in real time mode, links all aspects of actual table play to responsible parties in the areas of pit operations, accounting, security and casino management.

         The information Table Trac provides complements existing accounting reports and easily integrates with other casino data processing functions. Furthermore, Table Trac can be custom-configured to accommodate a casino's particular policies pertaining to access, either by user or department.

         Table Trac is Unix-based and compatible with most hardware platforms. Most important, it is reliable, secure, and user-friendly.

         The heart of the system is the patented (U.S. patent # 5,957,776) table top hardware design which gathers table drop, inventories, dealer, floor manager, player, security and drop box information using a dealer-activated keypad, and on-table magnetic card reader. The dealer depresses various keys that each correspond with the various denominations of bills being dropped into the Drop box, and swipes his or others magnetic cards (just like your credit cards) to send that information to the central computer. The use and operation of Table Trac does not alter either the pace or routine of the game, which is important to both management and customers.

         Many casinos currently try to monitor these numbers using manager's estimates with varying degrees of accuracy. The Table Trac system provides upper management, for the first time, with those real time win/loss and drop figures, and a verifiable check and balance for the count room. The system gives upper management access to not only the table numbers by shift, but to data on individual dealers and supervisors, which has game security value.

         On a need-to-know basis, and at the discretion of management, users on the system are able to view computer screens and know all the details of play of
(i) the entire casino table game status; (ii) the activities of a particular pit; (iii) the details about a particular table; and, (iv) activity of a particular dealer or pit boss. Casino defined events can trigger silent surveillance alarms, and camera pan & zoom commands automatically.

TABLE TRAC INSTALLATIONS

         Table Trac's Beta test site was installed in November of 1995, in a 12 table casino in Kenora, Ontario, Canada. This provided the system's first live test, and it ran successfully from the time it was installed.

         The first customer installation was in June of 1996, in a 10 table casino in northern Minnesota. The system has been operational in that casino since the date of installation, and the casino has added all of Table Trac's features and services to their system.

         The second customer installation was purchased by the same operator and installed in its other casino in northern Minnesota in July of 1997. The two installations were linked together in September of 1997. The player tracking portion of the two systems is a first of its kind network, which allows players to use a single club member's card to earn and redeem points at either casino.

         The latest test installation is in the L.C.O. Casino in Hayward, Wisconsin. This test installation was completed on May 26, 1999.

AVAILABILITY OF TABLE TRAC:

         Table Trac is available for an installation and monthly license fee from the Company for casinos with a minimum number of tables. Base License includes full installation, a custom casino system configuration, training, and technical support during the life of the License agreement. Software upgrades will be provided to casinos at the Company's cost of installation. Custom screens and reports will be designed, if requested by the casino, at additional cost.

MANUFACTURING CAPABILITIES

         Table Trac has secured the manufacturing resources of Micro Dynamics, Inc. of Eden Prairie MN. The president of Table Trac has worked with Micro Dynamics on various projects over the last 9 years. Micro Dynamics is a custom 3rd party manufacturer of sophisticated electronics, with both through hole and surface mount automated manufacturing technology capable of producing Table Trac units at the rate of over 500 a day.

TRADEMARKS AND PATENTS

         Table Trac's management has actively pursued trademark and patent protection for the Company and its products. In the course of it existence, Table Trac has spent in excess of $24,000 to secure those protections.

         The Company filed its provisional patent application in August of 1995, and filed its Final Application in August 1996. This application has been approved and was issued on September 28, 1999, as patent number 5,957,776.

         The Company filed to register its Trademark ("TABLE TRAC") in September of 1996. The Mark was Published October 1997. The Mark received one objection by Bally Gaming International in Feb of 1998. That objection was answered in May of 1998, and has now been settled, with no expense to the Company. The Trademark was issued on September 7, 1999, as Trademark number 2,275,137.

RECENT DEVELOPMENTS

         With the system developed, site tested, and commercial viability established, the Company has turned its focus to sales and marketing. Mr. Thomas Kozlowski has agreed to join Table Trac bringing over 20 years experience inside the casino management community, and most importantly, within the table games specialty of that industry. Mr. Kozlowski identified Table Trac as the automation of the methods he personally taught and used himself to implement internal controls and troubleshoot table games departments in his consulting experience.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         Revenues increased in 1997 from $185 to $109,526. The reason is that there was only interest income in 1996 and there were license fees, sales, consulting fees and reimbursed expenses in 1997.

         Cost of sales increased in 1997 from none in 1996 to $22,262 in 1997. The reason is that there were no sales in 1996.

         Operating expenses increased in 1997 to $246,945 from $131,035 in 1996 as a result of the increased business activity in 1997.

         As a result there was a net loss in 1997 of $159,681, compared to a net loss in 1996 of $130,850. The net loss per share in both years was $.06 due to the increased number of shares in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

         Revenues increased in 1998 to $125,001 from $109,526 in 1997. There were increased license fees, no sales, and increased consulting fees in 1998 to account for the difference.

         Costs of sales decreased in 1998 to $1,849 from $22,262 in 1997 as a result of no sales in 1998.

         Operating expenses decreased in 1998, to $153,347 from $246,945. The major changes were no interest expense in 1998 and there were decreased professional fees.

         The result was that there was a net loss of $30,195 in 1998, compared to a net loss of $159,681 in 1997. The net loss per share in 1998 was $.01 compared to a net loss per share of $.06 in 1997.

EIGHT MONTHS ENDED AUGUST 31, 1998 COMPARED TO EIGHT MONTHS ENDED AUGUST 31,
1999.

         Revenues decreased in the eight months ended August 31, 1999 compared to the same period in 1998 from $92,194 to $51,957. Time commitments relating to the test installation precluded the Company from pursuing consulting engagements in 1999. License fees and sales increased in 1999, but not enough to offset the $83,615 in consulting fees in 1998.

         Cost of goods sold was $28,252 in 1999, compared to none in 1998. Operating expenses increased to $155,594 in 1999 from $95,096 in 1998. The biggest change in 1999 was sales and marketing of $93,437, compared to none in 1998.

         The result was that there was a net loss of $131,889 in the first eight months of 1999 compared to a net loss of $2,902 in the same period of 1998. The net loss per share for the period in 1999 was $.05, compared to a net loss per share of $.00 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Table Trac, Inc. has historically had more expenses than income in each year of its operations. The accumulated deficit from inception to December 31, 1998 was $391,668. It has been able to maintain a positive cash position solely through financing activities.

         The Company, however, is not capital intensive. The basic product of the Company is its computer software developed by its President. All manufacturing is done after an order is received by an outside manufacturer, so there is little inventory held by the Company of its product. The installation is done by the President, after an order is received. The office of the Company is in the home of the President, and no rent is charged.

         There are no known trends, events or uncertainties that are likely to have a material impact on the short or long term liquidity. The primary source of liquidity in the future will be increased sales. There are no material commitments for capital expenditures. There are no known trends, events or uncertainties reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from continuing operations. There are no seasonal aspects to the business of Table Trac, Inc.

YEAR 2000 COMPLIANCE

         The computers used by the Company are year 2000 compliant. The software developed by the Company is year 2000 compliant. Based on the assessments to this date management believes that future costs relating to the year 2000 issue will not have a material effect on its financial position, results of operations or cash flows.


ITEM 3.  DESCRIPTION OF PROPERTY

         None


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 2,919,462 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of the date of this Offering Circular, owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.


                           Shares of                   Percent of Ownership
Name                       Common Stock
---------------------------------------------------------------------------

Sally Hoehne (1)            1,229,100                          47%

Joseph A. Nielsen             348,501                          13%

Thomas Kozlowski (2)           60,000                           2%

Directors and Officers      1,637,601                          62%
as a group

(1)      Sally Hoehne is the wife of the President of the Company Chad Hoehne.

(2) Mr. Kozlowski has options to purchase 175,000 shares of the Company at a price of $.30 per share.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the Company, with a brief description are as follows:

Name                       Age              Position
----                       ---              --------

Chad E. Hoehne             36               Chairman, President

Thomas P. Kozlowski        38               Vice President Sales and Marketing

Joseph A. Nielsen          44               Secretary


         Chad E. Hoehne, Mr. Hoehne is the Chairman and President of the Company. He has a BS degree in Business Administration from Mankato State University. Mr. Hoehne was employed by Micro Control Company from 1985 to 1993, he was the founder and President of Live Media Broadcast during 1993, he was the Chief Financial Officer of IDC Holdings, Ltd. in 1994, and began work on the Company in December, 1994.

         Thomas P. Kozolowski, Mr. Kozolowski is Vice President of Sales and Marketing. Mr. Kozolowski held various table games management positions at

Resorts International, Sands, cruise liner "Galileo," and the six ship fleet of High Seas Entertainment in Athens, Greece from 1978 to 1987 when he formed Worldwide Gaming, a consulting firm for several casinos, specializing in marketing and security control. He continued in this position until November, 1998 when he joined Table Trac.

         Joseph A. Nielsen, Mr. Nielsen is the Secretary. Mr. Nielsen was a securities broker for many years. Mr. Nielsen was self employed as a financial consultant in 1993 until he joined with Mr. Hoehne to form the Company in 1994. During 1996-1997 he was also a financial consultant to Equisure, Inc.


ITEM 6.  EXECUTIVE COMPENSATION

         Chad Hoehne, the President of the Company received compensation of $36,024 in 1995, $20,000 in 1996, $46,398 in 1997 and $100,792 in 1998. Through
August 31, 1999 he has been paid $21,000.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Chad Hoehne, President of the Company, is the principle of CJSS Investors, LLC. There have been consulting fees generated by Mr. Hoehne that have been billed through CJSS Investors, LLC. Most of the revenue from the consulting has been remitted to the Company from CJSS Investors, LLC. There is no formal agreement between the Company and CJSS Investors, LLC for the President to perform these services, or to remit proceeds to the Company.


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 71 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

    Name                     Date               Shares                  Cost

Tony Baker                   6/95               92,250                $80.00
Willard Blake                11/95              20,500                $10.00
Steve Briemhurst             6/95               92,250                $80.00
David Colehour               6/95               20,500                $10.00
Dale Dockendorf              6/95               20,500                $10.00
Dick Farley                  6/95               20,500                $10.00
Sally Hoehne                 6/95            1,229,100               $570.00
Duane McFarland              6/95               20,500                $10.00
Dennis Miller                6/95               51,250              Services
Charles Clayton              5/97               51,250              Services
Lloyd Nelson                 6/95               20,500                $10.00
Joseph Nielsen               6/95              348,501               $100.00
Janice Sparks                6/95               20,500                $10.00
Jodie  Tuckner               6/95               20,500                $10.00
Dan Kaufman                  5/97               20,000              Services
Katherine Dahlquist          5/97                5,000            $10,000.00
Helen Reierson               5/97               31,250            $35,000.00
Susan Stucke                 5/97               13,750            $25,000.00
Robert Siqveland             5/97               12,500              Services
Joe Cumberland               5/97               15,000            $30,000.00
Harvey Vogel                 5/97               12,500            $25,000.00
Douglas Evans                5/97               12,500            $25,000.00
Chris Schuneman              5/97                5,000            $10,000.00
Jeffrey Phelan               5/97               12,500              Services
Chad Hoehne                  5/97               12,500              Services
Evelyn Nelson                6/95               20,500                $10.00
Peter Eckhoff                5/97                  250              Services
Donald McKush                5/97               12,500              Services
Janell Rucci                 5/97                2,500             $5,000.00
Mark Welsh                   5/97                8,750            $10,000.00
Mitch Miller                 5/97                7,500            $15,500.00
John Priscilla               5/97              124,999            $70,500.00
Virgil Miller                5/97              124,999            $70,500.00
Michael Costello             1/99               12,000             $6,000.00
Dale Bistodeau               1/99               20,000            $10,000.00
Duane McFarland              1/99               20,000            $10,000.00
Duane Speed                  1/99               24,000            $12,000.00
David Ashfield               1/99               12,000             $6,000.00
Thomas Kozlowski             2/99               60,000              Services
Duane McFarland              4/99               20,000            $20,000.00
Michael Nelson               4/99               10,000            $10,000.00
Jerry Elliott                4/99               20,000            $20,000.00

Michael Reichert             4/99                5,000             $5,000.00
Uniplan/Matrix, Inc.         4/99                2,000             $2,000.00
Ronald Crognale              4/99                5,000             $5,000.00
Judy Nelson                  4/99               10,000            $10,000.00
Dale Bistodeau               4/99               10,000            $10,000.00
Ben Case                     4/99                5,000             $5,000.00
Burdette Bernston            4/99               10,000            $10,000.00
Annemarie Bristow            4/99                2,363             $2,363.00
Eugene Mason                 4/99                2,500             $2,500.00
Randy Boyd                   4/99                1,000             $1,000.00
G. Christian Crosby          4/99                5,000             $5,000.00
Patricia King                4/99                6,000             $6,000.00
Robin Norton                 5/99                2,000             $2,000.00
Lyle Maschoff                5/99                4,500             $4,500.00
Craig Geller                 5/99                5,000             $5,000.00
Walter Schoenborn            5/99                2,500             $2,500.00
John Priscilla               5/99               10,450            Settlement
Virgil Miller                5/99                7,950            Settlement
James Thomas                 6/99               10,000            $10,000.00
Glenn Baillie                6/99                5,000             $5,000.00
Gene Joseph                  6/99               10,000            $10,000.00
Gordon Hamilton              6/99                5,000             $5,000.00
Fred Blum                    7/99                2,000             $2,000.00
James Orr                    7/99               10,000            $10,000.00
Michael Jordan               7/99                2,500             $2,500.00
Lyle Hicks                   7/99               10,000            $10,000.00
Lyle Maschoff                7/99                2,000             $2,000.00
Dale Bistodeau               7/99               40,000            $40,000.00
Duane McFarland              7/99               15,000            $15,000.00
Kevin Foster                 7/99                2,000             $2,000.00
Robert Schachtseneider       7/99               10,000            $10,000.00
Thomas Gitis                 7/99                5,000             $5,000.00
David Epstein                7/99                2,500             $2,500.00
Edward B. Steffner           8/99                5,000             $5,000.00
John Egart                   8/99                5,000             $5,000.00
John Kilby                   8/99                1,500             $1,500.00

         There was no underwriter on the sales of any of the securities, and no commissions were paid, except for sales in 1999. The sales in 1999 were pursuant to a private placement, and a commission of 10% was paid.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11.  DESCRIPTION OF SECURITIES

         The Company has authorized 5,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 18, 1999            Table Trac, Inc.



                                   ____/s/____________________________
                                   Chad E. Hoehne, President, Director


                                   ____/s/____________________________
                                   Thomas P. Kozlowski, Vice President


                                   ____/s/____________________________
                                   Joseph A. Nielsen, Secretary

                     CALLAHAN, JOHNSTON & ASSOCIATES, LLC
                  CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

                          INDEPENDENT AUDITORS' REPORT



To The Board of Directors and
    Stockholders of Table Trac, Inc.
Minnetonka, Minnesota


We have audited the accompanying balance sheets of Table Trac, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from June 27, 1995 (inception), to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Table Trac, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and from June 27, 1995 (inception), to December 31, 1998, in conformity with generally accepted accounting principles.

As described in Note 2 to the financial statements, the ultimate recoverability of investments in the development stage and patent costs is dependent on future profitable operations, which presently cannot be determined.


/s/ Callahan, Johnston & Associates, LLC

CALLAHAN, JOHNSTON & ASSOCIATES, LLC
Minneapolis, Minnesota
April 21, 1999

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS


                                                       December 31,
                                              -----------------------------            August 31,          August 31,
                                                1997                1998                 1998                1999
                                              ---------           ---------           ----------          ----------
                                                                                      (Unaudited)         (Unaudited)

                     ASSETS

Current assets:
    Cash                                       $     78            $  9,008            $     67            $128,941
    Accounts receivable:
      Trade                                       5,672               5,173               3,386               5,451
      Refundable payroll taxes                    1,106               1,106               1,106                  --
    Prepaid insurance                                --                 180                  --                 180
                                               --------            --------            --------            --------

           Total current assets                   6,856              15,467               4,559             134,572
                                               --------            --------            --------            --------


Furniture and equipment                          22,225              22,731              22,507              22,731
Less accumulated depreciation                     9,165              14,840              12,948              18,623
                                               --------            --------            --------            --------

           Net fixed assets                      13,060               7,891               9,559               4,108
                                               --------            --------            --------            --------


Other assets:
    Accounts receivable -
      stockholders                               37,590              25,840              39,140              43,680
    Inventory                                    31,760              30,045              33,060              32,453
    Organization costs, net of
      accumulated amortization of
      $735 in 1998 and $530 in 1997                 495                 290                 358                 154
    Patent, net of accumulated
      amortization $-0- in 1998
      and 1997                                   14,958              21,732              18,312              23,607
                                               --------            --------            --------            --------

           Total other assets                    84,803              77,907              90,870              99,894
                                               --------            --------            --------            --------

-------------------------------------------------------------------------------------------------------------------

           Total assets                        $104,719            $101,265            $104,988            $238,574
                                               ========            ========            ========            ========

-------------------------------------------------------------------------------------------------------------------


                 The accompanying notes are an integral part of
                          these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS


                                                                   December 31,
                                                           ----------------------------          August 31,         August 31,
                                                             1997               1998               1998                1999
                                                           ---------          ---------          ---------          ---------
                                                                                                (Unaudited)        (Unaudited)

    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                       $   1,356          $   2,766          $   2,656          $     665
    Accrued payroll and related                                  932              2,263              2,803                609
    Notes payable - stockholders                              50,000             50,000             50,000             50,000
    Debentures payable - stockholders                         75,000             72,500             72,500             72,500
    Bridge financing                                              --              6,000                 --                 --
                                                           ---------          ---------          ---------          ---------

           Total current liabilities                         124,788            133,529            127,959            123,774
                                                           ---------          ---------          ---------          ---------



Stockholders' equity (deficit):
    Common stock, no par value;
      authorized 5,000,000 shares,
      issued: 2,919,862 in 1999
      (unaudited), 2,580,999
      in 1998 and 2,562,999
      in 1997                                                341,404            359,404            341,404            636,357
    Deficit accumulated during
      the development stage                                 (361,473)          (391,668)          (364,375)          (523,557)
                                                           ---------          ---------          ---------          ---------

           Total stockholders'
             equity (deficit)                                (20,069)           (32,264)           (22,971)           114,800
                                                           ---------          ---------          ---------          ---------



-----------------------------------------------------------------------------------------------------------------------------

         Total liabilities and
             stockholders' equity
             (deficit)                                     $ 104,719          $ 101,265          $ 104,988          $ 238,574
                                                           =========          =========          =========          =========

-----------------------------------------------------------------------------------------------------------------------------


                 The accompanying notes are an integral part of
                          these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                                                                                 Inception           Eight               Eight
                                                                                 (June 27,           Month               Month
                                                     Years Ended                  1995)             Period              Period
                                                     December 31,                   To               Ended               Ended
                                             --------------------------         December 31,        Aug. 31,           Aug. 31,
                                               1997             1998                1998              1998               1999
                                             ---------        ---------         ------------       ---------          ---------
                                                                                                  (Unaudited)        (Unaudited)
Revenues:
    License fees                             $   7,000        $  15,351           $ 72,351        $   8,579          $  13,658
    Sales                                       53,187             -                53,187             -                37,464
    Consulting fees                             44,225          109,388            153,613           83,615               -
    Reimbursed expenses                          5,114              262              5,376             -                   165
    Interest income                               -                -                   948             -                   670
                                             ---------        ---------          ---------        ---------          ---------

                Total revenues                 109,526          125,001            285,475           92,194             51,957

    Cost of goods sold                          22,262            1,849             24,111             -                28,252
                                             ---------        ---------          ---------        ---------          ---------

                Gross profit                    87,264          123,152            261,364           92,194             23,705
                                             ---------        ---------          ---------        ---------          ---------

    Expense:
      Amortization                                 205              205                735              137                541
      Automobile                                 3,180            1,829             10,570            1,177              1,169
      Commissions                                2,528            1,560              4,088              920              1,480
      Computer                                     724              859              3,715              525              1,434
      Depreciation                               5,572            5,674             14,840            3,783              3,783
      Insurance                                    718              730              1,884              487               -
      Interest                                  53,115             -                83,115             -                   100
      Office                                       969            2,380              8,905              731              3,553
      Payroll and related                      102,145          107,889            266,138           75,133             22,991
      Postage and delivery                         267              338              1,772              119                979
      Professional fees                         61,300           17,965            187,196            5,075             15,996
      Research and development                   2,617               54             10,623               54              1,000
      Sales and marketing                         -                 200              1,568             -                93,437
      Telephone                                  8,397            8,086             26,216            5,427              8,396
      Travel and entertainment                   5,208            5,578             31,667            1,528                735
                                             ---------        ---------          ---------        ---------          ---------

                Total expense                  246,945          153,347            653,032           95,096            155,594
                                             ---------        ---------          ---------        ---------          ---------

Net income (loss)                            $(159,681)       $ (30,195)         $(391,668)       $  (2,902)         $(131,889)
                                             =========        =========          =========        =========           =========

Basic earnings (loss)
    per share                                $    (.06)       $    (.01)         $    (.16)       $    (.00)         $    (.05)
                                             =========        =========          =========        =========           =========

Weighted average number of
    shares outstanding                       2,520,382        2,563,689          2,363,084        2,562,999          2,690,212
                                             =========        =========          =========        =========           =========


                 The accompanying notes are an integral part of
                          these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                    Common Stock                                  Deficit
                                                --------------------------                         During
                                                Number of                     Subscriptions     Development
                                                 Shares           Amount       Receivable          Stage          Total
                                                ---------        ---------      ---------        ---------      ---------

Founders stock                                  1,660,500        $   1,070      $    (170)       $    -         $     900
Shares issued for technology rights                82,000               40           -                -                40
Shares issued to debenture holders                205,000              100           -                -               100
Stock issued for legal services and
    organization costs                            102,500            2,050           -                -             2,050
1995 net loss                                        -                -              -             (70,942)       (70,942)
                                                ---------        ---------      ---------        ---------      ---------

Balance at December 31, 1995                    2,050,000            3,260           (170)         (70,942)       (67,852)
Collection of subscription receivable                -                -               170             -               170
Shares issued to promissory
    note holders                                    2,500            5,000           -                -             5,000
Proceeds from stock sales in 1996                 353,999          146,894           -                -           146,894
1996 net loss                                        -                -              -            (130,850)      (130,850)
                                                ---------        ---------      ---------        ---------      ---------
                                                2,406,499          155,154           -            (201,792)       (46,638)
Proceeds from stock sales in
    January 1997 and February 1997                 40,000           80,000           -                -            80,000
Shares issued for services in May 1997             91,500           56,250           -                -            56,250
Shares issued in lieu of interest on
    notes payable - stockholders in
    May 1997                                       25,000           50,000           -                -            50,000
1997 net loss                                        -                -              -            (159,681)      (159,681)
                                                ---------        ---------      ---------        ---------      ---------

Balance at December 31, 1997                    2,562,999          341,404           -            (361,473)       (20,069)

Shares issued part of bridge
    financing in December 1998                     18,000           18,000           -                -            18,000
1998 net loss                                        -                -              -             (30,195)       (30,195)
                                                ---------        ---------      ---------        ---------      ---------

Balance at December 31, 1998                    2,580,999          359,404           -            (391,668)       (32,264)

Shares issued in 1999 under bridge
    financing in (unaudited)                        6,000            6,000           -                -             6,000
Shares issued for services in
    February 1997 (unaudited)                      60,000           60,000           -                -            60,000
Shares issued in 1999 under Circular
    504 offering, net of offering
    expenses of $59,910 (unaudited)               272,863          212,953           -                -           212,953
Net loss January 1, 1999 to August 31,
    1999 (unaudited)                                 -                -              -            (131,889)      (131,889)
                                                ---------        ---------      ---------        ---------      ---------

Balance at August 31, 1999 (unaudited)          2,919,862        $ 636,357      $    -           $(523,557)     $ 114,800
                                                =========        =========      =========        =========      =========


                 The accompanying notes are an integral part of
                           these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash

                                                                                       Inception          Eight           Eight
                                                                                       (June 27,          Month           Month
                                                            Years Ended                  1995)           Period           Period
                                                            December 31,                  To              Ended           Ended
                                                    ---------------------------       December 31,       Aug. 31,        Aug. 31,
                                                      1997              1998              1998             1998            1999
                                                    ---------         ---------       ------------      ---------        --------
                                                                                                       (Unaudited)      (Unaudited)
Cash flows from operating activities:
    Net loss                                        $(159,681)        $(30,195)        $(391,668)        $(2,902)        $(131,889)
    Adjustments to reconcile net loss to
      cash flows from operating activities:
        Depreciation                                    5,572            5,674            14,840           3,783             3,783
        Amortization                                      205              205               735             137               541
        Stock issued for services                      56,250               --            57,275              --            60,000
        Stock issued for interest                      50,000               --            55,000              --                --
        Accounts receivable                           (12,968)          12,249           (32,119)            454           (17,012)
        Prepaid insurance                                  --             (180)             (180)             --                --
        Inventory                                      17,448            1,715           (30,045)         (1,300)           (2,408)
        Checks written in excess of cash in bank       (6,250)              --                --              --                --
        Accounts payable                              (13,720)           1,410             2,766           1,300            (2,101)
        Accrued payroll and related                       774            1,333             2,263           1,871            (2,263)
                                                    ---------         --------         ---------         -------         ---------
Net cash flows from operating activities              (62,370)          (7,789)         (321,133)          3,343           (90,740)
                                                    ---------         --------         ---------         -------         ---------

Cash flows from investing activities:
    Purchases of furniture and equipment              (10,926)            (507)          (22,691)             --                --
    Incurrence of patent costs                         (4,193)          (6,774)          (21,732)         (3,354)           (2,280)
                                                    ---------         --------         ---------         -------         ---------
Net cash flows from investing activities              (15,119)          (7,281)          (44,423)         (3,354)           (2,280)
                                                    ---------         --------         ---------         -------         ---------

Cash flows from financing activities:
    Proceeds from common stock                         80,000           18,000           246,064              --           218,953
    Proceeds from notes payable - stockholders             --               --            50,000              --                --
    Proceeds from debentures
      payable - stockholders                               --               --           100,000              --                --
    Repayments on debentures
      payable stockholders                             (2,500)              --           (27,500)             --                --
    Bridge financing, net                                  --            6,000             6,000              --            (6,000)
    Proceeds on note payable - bank                    10,000               --            10,000              --                --
    Repayment of note payable - bank                  (10,000)              --           (10,000)             --                --
                                                    ---------         --------         ---------         -------         ---------
Net cash flows from financing activities               77,500           24,000           374,564              --           212,953
                                                    ---------         --------         ---------         -------         ---------

Increase (decrease) in cash                                11            8,930             9,008             (11)          119,933

Cash - beginning of period                                 67               78                --              78             9,008
                                                    ---------         --------         ---------         -------         ---------

Cash - end of period                                $      78         $  9,008         $   9,008         $    67         $ 128,941
                                                    =========         ========         =========         =======         =========


                 The accompanying notes are an integral part of
                           these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)





1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------

        Company
        -------

        Table Trac, Inc. was formed under the laws of the State of Nevada in June 1995. The Corporation has its offices in Minnetonka, Minnesota. The Company has developed and is beginning the commercialization of an information and management system that automates various aspects of the operations of casino table games, Table Trac(TM).

        Table Trac is available for an installation and monthly license fee from the Company for casinos with a minimum number of tables. Base license includes all installation, a custom casino system configuration, training, and technical support during the life of the License agreement. Custom screens and reports will be designed, if requested by the casino, at additional cost.

        Revenue Recognition
        -------------------

        Revenues are recorded at the time of shipment of products or performance of services. Monthly license fees are recorded over the lives of the respective contracts or as earned.

        Furniture and Equipment
        -----------------------

        Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of two to five years. Expenditures for maintenance and repairs are charged to operations when incurred. Deduction is made for retirements resulting from renewals or betterments.

        Depreciation expense was $3,783 in 1999 (unaudited), $5,674 in 1998, $5,572 in 1997, $2,872 in 1996 and $14,840 from inception to December 31, 1998.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------
        (Continued)

        Intangible Assets
        -----------------

        Organization costs are carried at cost and are being amortized over sixty months using the straight-line method.

        Patents are carried at cost and will be amortized over seventeen years using the straight-line method commencing in July 1999.

        Stock-Based Consideration
        -------------------------

        The Company has applied the fair value-based method of accounting for employee and nonemployee stock-based consideration and/or compensation in accordance with FASB Statement 123.

        Income Taxes
        ------------

        Through December 31, 1998 the Company was treated as a Subchapter S corporation whereby revenues and expenses flowed through to stockholders for inclusion on their individual returns. Accordingly, no income tax provision has been provided in the accompanying financial statements from inception through December 31, 1998

        The Company terminated its S election in 1999 (unaudited).

        Concentrations, Risks and Uncertainties
        ---------------------------------------

             Use of Estimates
             ----------------

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------
        (Continued)

        Concentrations, Risks and Uncertainties (Continued)
        ---------------------------------------

             Accounts Receivable - Stockholders
             ----------------------------------

             Accounts receivable - stockholders consists of amounts advanced to the Company's President and one former employee of the Company. These amounts are noninterest bearing, unsecured, and due on demand. The Company feels all amounts are collectible. While the ultimate amount collectible may differ, management believes that any collection loss will not have a material impact on the Company's financial position. Due to uncertainties in the collection process, however, it is at least reasonably possible that management's estimate of the collectibility will change during the next year. That amount cannot be estimated.

             Inventory
             ---------

             Inventory is recorded at the lower of cost (determined on a first-in, first-out basis) or market. Inventory levels significantly exceed the Company's current requirements. The Company is currently offering shares for sale to raise monies for sales and marketing. The Company believes that these efforts will be successful and that inventory will be realized in the normal course of operations. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------
        (Continued)

        Concentrations, Risks and Uncertainties (Continued)
        ---------------------------------------

             Customer Concentrations and Receivables
             ---------------------------------------

             The Company sells to domestic companies and grants limited uncollateralized credit to customers based on credit worthiness.

             From inception to December 31, 1998, one major customer comprised 100% of the Company's revenues from installation and licensing fees from installations of the Company's Table Trac(TM) system. See
             Note 9.

             Consulting services performed by the Company's President are performed and billed almost exclusively through CJSS Investors, a related party. CJSS Investors, in turn, remits all or a portion of these revenues to the Company to compensate the Company for services provided by its President. No formal agreement exists requiring CJSS Investors to continue to utilize the Company's President to perform these consulting services or to compensate the Company for services that are provided.

             Contingent Debenture Interest
             -----------------------------

             As discussed in Note 5, payment of interest on the debentures is contingent on the Company achieving profitable operations. It is reasonably possible the Company will achieve profitable operations and this $72,500 obligation will be incurred.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------
        (Continued)

        Concentrations, Risks and Uncertainties (Continued)
        ---------------------------------------

             Competition
             -----------

             The Company is unaware of any competitor actively pursuing its target market; however, many of the Company's likely competitors have substantially greater resources and experience than the Company.

             Supplier Concentration
             ----------------------

             The Company maintains one relationship for manufacture of Table Trac units. The Company is aware of other local electronic manufacturers offering equivalent manufacturing capability whose services the Company could readily hire if this primary supplier fails.

             Key Personnel
             -------------

             Marketing efforts, consulting services and technical and administrative efforts of the Company's President have accounted for 100% of the Company's revenues inception to date. No employment agreement exists with the Company's President.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------
        (Continued)

        Earnings Per Share
        ------------------

         The Company has implemented FASB 128: Earnings Per Share. FASB 128 replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by diving net income by the weighted-average number of common shares outstanding for the year. Dilutes EPS reflects the potential dilution from stock options and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the exercise price exceeds the average market price during the period. There were no options outstanding at December 31, 1998, and accordingly, only basic earnings per share is presented in the accompanying financial statements.

                                              Outstanding             Weighted
                                         ---------------------        Average
                                         Shares          Days          Shares
                                         ------          ----          ------

             6/27/95 to 12/31/98        2,050,000        1,283       2,050,000
             8/4/96 to 12/31/98             2,500          880           1,715
             9/4/96 to 12/31/98           353,999          849         234,252
             1/21/97 to 12/31/98           15,000          710           8,301
             2/17/97 to 12/31/98           12,500          683           6,654
             2/19/97 to 12/31/98           12,500          681           6,635
             5/1/97 to 12/31/98            91,500          610          43,503
             5/4/97 to 12/31/98            25,000          607          11,828
             12/18/98 to 12/31/98          18,000           14             196
                                        ---------                    ---------

             Inception to 12/31/98      2,580,999                    2,363,084
                                        =========                    =========


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and Other Information
        ----------------------------------------------------------------
        (Continued)

        Earnings Per Share (Continued)
        ------------------

             Weighted-average shares for basic EPS
               At December 31, 1996                                    2,166,440
                                                                       =========
               At December 31, 1997                                    2,520,382
                                                                       =========
               At December 31, 1998                                    2,563,689
                                                                       =========
               At August 31, 1998 (unaudited)                          2,562,999
                                                                       =========
               At August 31, 1999 (unaudited)                          2,690,212
                                                                       =========
               Inception (June 27, 1995) to December 31, 1998          2,363,084
                                                                       =========
               Inception (June 27, 1995) to
                 August 31, 1999 (unaudited)                           2,415,175
                                                                       =========

             Advertising Expenses
             --------------------

             Advertising expenses are included in sales and marketing expenses in the accompanying financial statements and are recognized in the period incurred. Advertising expenses totaled $-0- in 1999 (unaudited), $200 in 1998, $-0- in 1997, and $1,568 from inception to December 31, 1998.


2.      Development Stage Company
--      -------------------------

        From inception to December 31, 1998, the Company is deemed to be in the development stage. To date the Company has devoted the majority of its efforts to: raising capital; research and development and patenting of its Table Trac(TM) system; establishing sources of supply; and developing markets. Planned principal operations have commenced, but there have not been significant revenues from installation and licensing fees from the Table Trac(TM) system to date. The Company sees consulting services as incidental to the Company's primary purposes.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


2.      Development Stage Company (Continued)
        -------------------------

        The Company is presently attempting to raise $900,000 through a Circular 504 offering. If successful, the Company will use approximately $810,000 in net proceeds, if all shares are sold, to provide: $400,000 for sales and marketing; and $410,000 in working capital. The Company feels these efforts will allow it to successfully market to and expand its casino customer base. Ultimately the Company feels it will be able to: gain acceptance by the casinos; install and license its Table Trac(TM) system; and achieve profitable operations and thereby realize assets and settle obligations in the normal course of operations. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.

        Gross proceeds of $272,863 (unaudited) have been raised under this offering. Offering costs of $59,910 (unaudited) have been incurred with respect to this offering.


3.      Related Party Transactions
        --------------------------

        Common Stock Issued for Contributed Assets
        ------------------------------------------

        A designate of the Company's founder and President received 1,230,000 shares of common stock upon formation of the Company in exchange for $570 and the President's assignment of the software for the Table Trac system which he had developed to date and all design work and concept development, including all future rights, title and interest to inventions, improvements and application of and to certain Letters of Patent to be obtained. Assets received were valued at their fair value of $30 at the date of assignment.



                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


3.      Related Party Transactions (Continued)
        --------------------------

        Other Rent
        ----------

        The Company currently receives office space and use of certain furniture from its President and largest stockholder under a month-to-month agreement at no cost. No value has been reflected for this donated rentals in the accompanying financial statements.

4.      Notes Payable - Stockholders
        ----------------------------

        In September 1996, the Company entered into two $25,000 promissory notes. As an inducement to loan the Company these monies each of the note holders was also granted 1,250, post split, shares of the Company's common stock. In 1997, the Company settled all interest ultimately owing relating to these notes by granting each note holder 12,500, post split, shares of the Company's common stock.

        The notes payable - stockholders are currently noninterest bearing, unsecured, and due on demand.

5.      Debentures Payable - Stockholders
        ---------------------------------

        In 1995, the Company sold $10,000 debentures to ten individuals. Each debenture holder also received the right to subscribe to 20,500, post splits, shares of the Company's common stock for $10. Each of these debenture holders exercised their stock rights and 205,000, post splits, shares were issued under these agreements. These debentures are unsecured and bear simple interest at a rate of 100%, once, for the life of the debentures. Payment of this interest on these debentures is contingent on future earnings. Repayment of these debentures, including interest, was scheduled to occur from June 1996 to May 1997. Scheduled payments were made from June 1996 to September 1996. Subsequent to that date, cash flows have prohibited all but one partial payment in March 1997.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


5.      Debentures Payable - Stockholders (Continued)
        ---------------------------------

        These debentures are currently due and are reflected as current in the accompanying financial statements. If the Company is successful in achieving profitable operations, it will further be obligated to pay the contingent debenture interest.

           Debenture principal due                                  $  72,500
           Contingent debenture interest                               72,500
                                                                    ---------

           Potential obligation                                     $ 145,000
                                                                    =========

        At December 31, 1998, it is at least reasonably possible the Company will achieve profitable operations and will be required to settle the potential obligation of $145,000.


6.      Bridge Financing
        ----------------

        In December 1998, the Company borrowed $6,000 as bridge financing toward its proposed Circular 504 offering. This amount was unsecured, noninterest bearing, and repaid in 1999 from proceeds from this offering.


7.      Common Stock
        ------------

        On July 10, 1996, the Company approved a 41-for-1 split of its common stock. On February 5, 1999, the Company approved a 1-for-2 reverse stock split. All references to number of shares, except for shares authorized, have been adjusted to reflect these splits on a retroactive basis.




                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


8.      Supplemental Cash Flow Information
        ----------------------------------

        Cash paid during the year for:
                                                            August 31,
                                                         -----------------
                             1997         1998           1999         1998
                             ----         ----           ----         ----
                                                            (Unaudited)
                                                         -----------------

        Interest             $ -          $ -            $100         $ -
                             ====         ====           ====         ====

        Income taxes         $ -          $ -            $ -          $ -
                             ====         ====           ====         ====

        Summary of Non Cash Activity:

        The Company issued 82,000 shares of additional founders' common stock for technology valued at $40.

        The Company issued 102,500 shares of common stock for legal fees and organizational fees valued at $2,050.

        Inception to December 31, 1998, the Company has issued 27,500 shares of common stock in lieu of interest on the notes payable stockholders. Interest expense of $55,000 was recorded relating to these issuances.

        Inception to December 31, 1998, the Company has issued 151,500 shares of common stock in lieu of compensation. Expense of $117,565 was recorded relating to these issuances. Inception to August 31, 1999, the Company has issued 211,500 (unaudited) shares of common stock in lieu of compensation. Expense of $177,565 (unaudited) was recorded relating to these issuances.


9.      Subsequent Events
        -----------------

        Bridge Financing
        ----------------

        In January 1999, the Company issued 6,000 shares of its common stock for $6,000 as bridge financing toward its proposed Circular 504 offering.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


9.      Subsequent Events (Continued)
        -----------------

        Circular 504 Offering
        ---------------------

        Effective February 22, 1999, the Company commenced a Circular 504 offering to sell on a "best efforts basis" up to 900,000 shares of the Company's common stock at $1.00 per share. Net proceeds to the Company are approximated at $810,000 and will be used as follows:

                 Sales and marketing                           $ 400,000
                 Working capital                                 410,000
                                                               ---------

                                                               $ 810,000
                                                               =========

        As a part of this offering the Company will grant an option to its underwriter to purchase up to 90,000 shares of common stock exercisable at $1.25 per share on the basis of one warrant for each 10 shares sold.

        Gross proceeds of $272,863 (unaudited) have been raised under this offering. Offering costs of $59,910 (unaudited) have been incurred with respect to this offering.

        Employment Agreement / Exclusive World Wide Marketing Rights
        ------------------------------------------------------------

        On February 23, 1999, the Company entered into an employment agreement with its Vice President of Marketing which grants this individual exclusive world wide marketing rights to the Company's products. This agreement will remain in force provided this individual meets performance goals as outlined in the agreement. A signing bonus of 60,000 shares of the Company's common stock, post splits, was issued as a part of this agreement. The Company also granted an option to this employee to purchase 175,000 shares of its common stock at $.30 per share, with exercise rights beginning February 23, 2000 and ending August 30, 2007.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                           AUGUST 31, 1999 (UNAUDITED)


9.      Subsequent Events (Continued)
        -----------------

        Patent Approval
        ---------------

        In March 1999, the Company received approval for its table game control system patent. Management feels strongly that the extent of the patent will enable the Company to adequately protect its technology. Copies of this patent may be obtained from the U.S. Department of Commerce, Patent and Trademark Office, 2900 Crystal Drive, Arlington, VA 22202, Application Serial Number 08/689, 351.

        Test Installation
        -----------------

        In May 1999, the Company automated the table games and player tracking systems for a Wisconsin casino on a trial basis running through September 1, 1999. Final acceptance of these systems by this casino would significantly expand the Company's customer base and revenues.

                         CONSENT OF INDEPENDENT AUDITORS



To The Board of Directors and
    Stockholders of Table Trac, Inc.
Minnetonka, Minnesota


We hereby consent to use of the audited balance sheets of Table Trac, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from June 27, 1995 (inception), to December 31, 1998 in the Form 10 filing.


/s/      Callahan, Johnston & Associates, LLC


CALLAHAN, JOHNSTON & ASSOCIATES, LLC
Minneapolis, Minnesota
April 21, 1999